UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 14, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO
OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF
SUCH JURISDICTION
MARKET RELEASE
Proposed acquisition of Lonmin by Sibanye-Stillwater
Key Highlights:
·  Detailed due diligence confirms significant synergies between Sibanye-Stillwater and Lonmin’s contiguous PGM assets
·  Sibanye-Stillwater expects the transaction to be net asset value accretive on closing, and earnings and cash flow accretive in respect of Sibanye-Stillwater Shares from 2021, once all synergies are realised and related one-off costs incurred
·  Buying downstream processing business with a replacement value significantly higher than acquisition cost
·  Enhanced scale facilitates greater operational flexibility and more effective allocation of capital
·  Sizeable PGM Resources with potential upside from advanced brownfield projects and greenfield project pipeline

1. Introduction
The Board of Sibanye-Stillwater is pleased to announce that it has reached agreement with the Lonmin
Board on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, will acquire the entire issued and to be issued ordinary share capital of Lonmin (the “Offer” or the "Acquisition"). It is proposed that the Offer will be effected by means of a scheme of arrangement between Lonmin and the Lonmin Shareholders under Part 26 of the
UK Companies Act.
Unless the context requires otherwise, capitalised words and phrases used in this document shall have the meaning given in Appendix V of the Rule 2.7 announcement, which can be accessed (together with other related Acquisition documents) on the company’s website at
www.sibanyestillwater.com/investors/transactions/lonmin
.

Commenting on the Offer, Neal Froneman, Chief Executive Officer of Sibanye-Stillwater, said:
“The proposed combination with Lonmin positions the Enlarged Sibanye-Stillwater Group as a leading mine-to-market producer of PGMs in South Africa. The realisation of significant synergies between the operations, which will deliver longer term benefits for all stakeholders of both companies is expected to result in this being a value accretive transaction for Sibanye-Stillwater Shareholders. The flexibility inherent in the larger regional PGM footprint, will create a more robust business, better able to withstand volatile
PGM prices and exchange rates. Furthermore, the sizeable combined resource base, with its pipeline of advanced and early stage projects, also offers significant growth and value upside potential under appropriate economic and market circumstances.”
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

2. Terms of the Offer
Under the terms of the Offer, which will be subject to the conditions and further terms set out below, each
Lonmin Shareholder will be entitled to receive for each Lonmin Share 0.967 New Sibanye-Stillwater Shares.
Based on the closing price of R16.11 for a Sibanye-Stillwater Share on the Johannesburg Stock Exchange
on 13 December 2017 and the exchange rate on that date being £1: R18.056, the Offer values each
Lonmin Share at 86.3 pence and represents a premium of approximately 35% to the closing price per
Lonmin Share of 63.8 pence on 13 December 2017.
Based on the 30 trading day volume weighted average price of R18.67 of Sibanye-Stillwater Shares on the
Johannesburg Stock Exchange for the period ended 13 December 2017 (being the last Business Day prior to the date of this announcement) and applying the same exchange rate, the Offer values each Lonmin
Share at 100.0 pence and values the existing issued ordinary share capital of Lonmin at approximately
£285 million and represents a premium of approximately:
• 57% to the closing price per Lonmin Share of 63.8 pence on 13 December 2017; and
•
41% to the 30 trading day volume weighted average price per Lonmin Share for the period ended
13 December 2017 of 71.1 pence.
Following completion of the Acquisition, Lonmin Shareholders will hold approximately 11.3% of the
Enlarged Sibanye-Stillwater Group and Sibanye-Stillwater Shareholders will hold approximately 88.7% of the Enlarged Sibanye-Stillwater Group.
The Exchange Ratio assumes that Lonmin Shareholders will not receive any dividend after the date of this announcement. If any dividend or other distribution is authorised, declared, made or paid in respect of
Lonmin Shares on or after the date of this announcement and prior to the Effective Date, the Exchange
Ratio will be adjusted downwards on an equivalent basis to reflect the amount of any such dividend or other distribution.
Subject to clarifying any legal or regulatory requirements or restrictions and subject to Panel consent,
Sibanye-Stillwater intends to offer a dealing facility to certain retail Lonmin Shareholders under which the
New Sibanye-Stillwater Shares to which such Lonmin Shareholders become entitled may be sold for their benefit.
Appropriate proposals will be made to participants in Lonmin Share Plans.
Sibanye-Stillwater and Lonmin have agreed in principle that if the Acquisition does not become effective as a result of Sibanye-Stillwater Shareholders not passing the resolution to be proposed in connection with the Acquisition at the Sibanye-Stillwater Shareholder Meeting, Sibanye-Stillwater and Lonmin will, at
Lonmin’s option, enter into good faith discussions to enter into an asset transaction as envisaged as part of the Operational Review pursuant to which Sibanye-Stillwater would acquire Lonmin assets of sufficient quantum to ensure Lonmin could continue to operate as a going concern in the medium term. Such an arrangement would be subject to all necessary approvals including by Lonmin Shareholders.
3
Background to and reasons for the Offer
Sibanye-Stillwater believes that the Acquisition is compelling for Sibanye-Stillwater Shareholders and is a logical step in executing its PGM strategy. By combining Sibanye-Stillwater’s existing, and contiguous,
South African PGM assets with Lonmin's operations, including Lonmin's processing facilities, Sibanye-
Stillwater will be able to unlock operational synergies and become a fully integrated PGM metals producer in South Africa, thereby creating value for all stakeholders.
In particular, Sibanye-Stillwater has identified the following principal benefits to the Sibanye-Stillwater
Group from the Acquisition:
Consistent with Sibanye-Stillwater’s strategy

The Acquisition is consistent with Sibanye-Stillwater’s South African PGM strategy following the acquisitions of Aquarius Platinum and the Rustenburg Operations from Anglo American Platinum. This strategy is underpinned by enhancing operational profitability through the realisation of operational and overhead synergies, thereby ensuring the sustainability of operations and creating value for all stakeholders. The contiguous nature of the Lonmin and Rustenburg Operations enhances the scale of Sibanye-Stillwater’s operations, providing further opportunities to effectively allocate capital, improve asset performance of the asset base and facilitate operational flexibility. Optimising the utilisation on the combined assets will create long term value for Sibanye-Stillwater Shareholders and benefit all stakeholders in the region.
Sibanye-Stillwater is a global PGM producer with 4E production of approximately 1.70Moz. The Acquisition will materially expand Sibanye-Stillwater’s PGM footprint, adding approximately 31.7Moz in proven and probable reserves (as per Lonmin’s declared mineral reserves at 30 September 2016) and is expected to give the Enlarged Sibanye-Stillwater Group pro forma 4E production of 2.80Moz.
Access to own processing facilities in South Africa
Lonmin is one of only three fully integrated South African PGM producers with full ownership of a metallurgical processing complex, including smelting, base and precious metals refining facilities. The addition of these mine-to-market capabilities in South Africa represents a logical step for Sibanye-
Stillwater's South African PGM business, creating a fully integrated precious metals producer. Lonmin's processing facilities will allow Sibanye-Stillwater in due course to smelt and refine ore from its existing
Rustenburg operations, enhancing and improving the economics of those operations, while simultaneously ensuring a sustainable source of material for these facilities, therefore maximising return on assets.
Realisation of significant synergies between Sibanye-Stillwater and Lonmin's contiguous assets
The Board of Sibanye-Stillwater believes that, as a direct result of the Acquisition, there are a number of areas where the Enlarged Sibanye-Stillwater Group could benefit from attractive synergies, creating additional value for Sibanye-Stillwater Shareholders. Sibanye-Stillwater has demonstrated its ability to extract synergies from the recently acquired Aquarius Platinum and Rustenburg Operations. Sibanye-
Stillwater has already realised R550 million per annum in annualised operational synergies as at 30 June
2017 from the Aquarius Platinum and Rustenburg Operations acquisitions and is expected to realise approximately R1,000 million of annualised synergies by 2018.
Sibanye-Stillwater has identified expected total pre-tax run-rate synergies of approximately R1,500 million by 2021, averaging approximately R1,280 million per annum for the period 2021 to 2032, as a result of the
Acquisition, including:
• in relation to overhead services, a total of approximately R730 million per annum by 2021, with respect to:
−
shared services between members of the Enlarged Sibanye-Stillwater Group;
−
overhead costs in respect of management and marketing;
−
shared mining services; and
−
shared corporate and regulatory costs;
• in relation to processing synergies, a total of approximately R780 million per annum by 2021, averaging approximately R550 million per annum for the period 2021 to 2032, primarily by utilising spare capacity within Lonmin’s smelting and refining infrastructure to process concentrate produced by the Rustenburg Operations.
These savings from overhead synergies and reduced processing costs are separate from those matters contained in Lonmin’s Operational Review and those matters addressed in Lonmin’s evolving business plan.
Sibanye-Stillwater estimates that the implementation of the overhead synergies would give rise to expected one-off costs of approximately R80 million and a headcount reduction of approximately 700. In addition, implementation of the processing synergies would give rise to expected one-off costs of approximately R1,000 million, such one-off costs incurred primarily in relation to the construction of an additional smelting furnace and Sibanye-Stillwater will continue to explore other ways to mitigate such one-off costs.
Aside from such one-off costs referred to above, Sibanye-Stillwater does not expect any material dis-
synergies to arise in connection with the Acquisition.

Sibanye-Stillwater has also identified a number of further initiatives and benefits which are not included in the quantified estimate of achievable synergies, including:
• the ability to mine through existing mine boundaries between Sibanye-Stillwater and Lonmin operations, allowing for the optimisation of ore extraction in these areas;
• optimal use of surface infrastructure including, concentrators, tailings deposition facilities and training and engineering infrastructure;
• optimising the mining mix of Merensky and UG2 of the Enlarged Sibanye-Stillwater Group;
• new growth capital and project prioritisation; and
• capital reorganisation in line with Sibanye-Stillwater’s new consolidated regional plan.
The ability to realise synergies within the combined portfolio underpins the value enhancing nature of the
Acquisition for Sibanye-Stillwater Shareholders and is expected to enhance the Enlarged Sibanye-
Stillwater Group’s ability to withstand the current low PGM price environment and short-term industry volatility, while also funding the long-term growth potential of the existing resources with expected improving market and economic conditions. The Enlarged Sibanye-Stillwater Group will also benefit from reduced operational risk, as greater asset diversity reduces the impact of production and disruption risk.
Potential upside from developmental projects
The Acquisition will materially expand Sibanye-Stillwater’s PGM footprint, adding 180.6Moz in measured, indicated and inferred resources. This significant resource base includes well advanced projects, providing significant upside optionality to deliver future stakeholder value in an appropriate economic environment. These attractive brownfield projects include K4, Limpopo and Pandora, as well as a greenfields project pipeline, including Akanani.

Sibanye-Stillwater’s approach to Lonmin’s operations
By applying Sibanye-Stillwater’s operating model, Sibanye-Stillwater has the ability to create value for both Sibanye-Stillwater Shareholders and Lonmin Shareholders. As part of a larger entity, Lonmin’s operations will be less constrained by significant fixed overhead costs which have in the past driven the need to fill processing capacity. This has resulted in the need to plan for sub-optimal capital deployment and the potential for cross subsidisation of unprofitable mining areas. The Acquisition will enhance
Sibanye-Stillwater's flexibility to apply a more prudent approach to capital investment with respect to
Lonmin's assets, more closely aligned to market demands and commodity prices, enhancing the longer term sustainability of the operations for the benefit of all stakeholders.

To this end, Sibanye-Stillwater has developed a conservative Lonmin operating plan, which is not contingent on the development of new major capital projects and therefore limits downside risk while providing full upside optionality in appropriate economic and market circumstances.

4. Information on Lonmin
The Lonmin Group is a primary producer of PGMs and engages in the discovery, extraction, refining and marketing of PGMs. The Lonmin Group operates a vertically integrated business model with an established infrastructure.
Lonmin is a public limited company registered in England and Wales. Lonmin has a primary listing on the premium segment of the Official List of the London Stock Exchange and a secondary listing on the Main
Board of the Johannesburg Stock Exchange. Lonmin also has a sponsored ADR programme for which Bank of
New York Mellon acts as the depositary. Each Lonmin ADS represents one ordinary share of Lonmin. The
Lonmin ADSs trade on the Over-The-Counter market in the United States.
The Lonmin Group’s revenue-generating operations are located in the Bushveld Igneous Complex in
South Africa. The Lonmin Group’s core mining operations, comprising 11 shafts and inclines in total, are located at Marikana, on the western limb of the Bushveld Igneous Complex in the North West Province,
and contributed 97.7%. (on an attributable basis) of its total mined production for the year ended
30 September 2016. The Lonmin Group also operates an adjoining property known as Pandora, which has recently been incorporated into the wider Marikana operations. The Lonmin Group owns a further PGM mine located in the Limpopo Province, which was placed on care and maintenance in March 2009.

The Lonmin Group has PGM exploration and development projects in various other locations. These include Akanani, which is located in Limpopo Province and three joint ventures covering 36 properties in the Sudbury Basin in Ontario, Canada.

The Lonmin Group has its PGM processing facilities at Marikana and Brakpan, with an annual platinum capacity of 1.5Moz.
As at 30 September 2016, the Lonmin Group had 180.6Moz of mineral resources of platinum, palladium, rhodium and gold (comprising 7.3Moz of measured resources, 102.6Moz of indicated resources and
70.7Moz of inferred resources), including 101.0Moz of platinum resources (comprising 4.6Moz of measured platinum resources, 56.7Moz of indicated platinum resources and 39.7Moz of inferred platinum resources).
Total refined 6E production for the financial year ended 30 September 2016 was 741,890 ounces of platinum and 1,440,724 ounces of PGMs in total.
In the financial year ended 30 September 2016, Lonmin generated US$1,118 million in revenue, underlying operating profit of US$7 million and operating loss of US$322 million.
As at close of business on 12 December 2017 (being the last practicable date prior to the date of this announcement), the Lonmin Group had 24,617 full-time employees and utilised a further 8,063 contractors.
5.
Impact on Lonmin
Lonmin’s business has experienced ongoing financial constraints for a number of years caused by a range of external factors such as a persistently low PGM pricing environment and the inflationary cost pressures of operating in the South African PGM industry, which have been further exacerbated by internal factors including operational, social and labour issues.
The Board of Lonmin believes that if these low prices persist, in addition to the drop-off in production profile of the ageing Generation One shafts, and regardless of whether or not the Acquisition is implemented, potentially in excess of 12,000 jobs in Lonmin would be at risk over the next three years.
Lonmin continuously engages with its workforce through future forums in order to manage and mitigate the risk of job losses and mine closures. Through these future forums Lonmin also communicates the economic and operational realities of its business to its workforce and discusses the efficiencies it seeks in order to mitigate job losses.

In connection with the outcomes of the Operational Review, Lonmin recognises that it will be necessary to close its ageing Generation One shafts, which are at the end of their reserve lives. These closures will need to be accompanied by associated overhead savings to contain operational costs.

Lonmin’s evolving business plan will possibly result in headcount reductions associated with shaft closures and this process has commenced in accordance with South African laws and in consultation with employee representative bodies. The closure of the Generation One shafts together with the operational efficiency improvement programme which commenced in 2015, could impact approximately 3,700 employees (including approximately 800 contractors) in 2018. Further closures of Generation One shafts in
2019, could impact approximately a further 4,800 operational employees (including approximately 2,000 contractors). This potential reduction in the operational base would necessitate the downscaling of overhead and support services, placing approximately a further 500 employees possibly at risk of job losses. While the impact on possible job losses in the first two years is primarily driven by the closure of high-
cost and depleting Generation One shafts, forecasting the potential impact on employment beyond a two-year period is dependent on future commodity prices and business liquidity. However, should commodity prices remain in their current depressed state for a further three years an additional estimated
3,600 jobs could be at risk in 2020.

Sibanye-Stillwater has reviewed Lonmin’s evolving business plan and concurs that the restructuring is necessary as mining operations reach the end of their reserve lives.

The Boards of Sibanye-Stillwater and Lonmin recognise that the integration of Lonmin into the Enlarged
Sibanye-Stillwater Group will create the opportunity to achieve the expected synergistic benefits of the
Acquisition, enhancing the potential longer term sustainability of Lonmin’s remaining (excluding the
Generation One shafts) operations. In addition to benefiting ongoing operating costs, this integration will also result in creating flexibility associated with the timing of the significant capital investment that would be required to develop the next generation operating shafts to sustain mining output from Lonmin’s operations.

The synergy work carried out to date has confirmed the potential to generate cost-savings for the
Enlarged Sibanye-Stillwater Group. Although Sibanye-Stillwater continues to develop an initial business plan for the Enlarged Sibanye-Stillwater Group, it estimates that headcount reductions of approximately
890 (including approximately 320 contactors) employees not envisaged in the Lonmin evolving business plan for 2018 to 2020 could be required.
These additional reductions include approximately 700 employees from the Enlarged Sibanye-Stillwater
Group in executive functions, management and centralised roles in areas of overlapping corporate and support functions (including in respect of shared services, management, marketing, mining services, corporate and regulatory costs).

Finalisation of the business plan for the Enlarged Sibanye-Stillwater Group and integration planning will follow a transparent and detailed review of the Lonmin Group’s business and will be conducted in line with the regulatory processes in South Africa, which includes engagement and consultation with employees and their representative bodies. The implementation of any such restructuring would seek to identify and retain the best talent from both Sibanye-Stillwater and Lonmin.
The non-executive Lonmin Directors will resign from the board of Lonmin upon completion of the
Acquisition.
6.
Conditions to the Offer and Lonmin recommendation
The Offer is subject to the following conditions, inter alia:
·  its approval by a majority in number of the Lonmin Shareholders who are present and vote (and entitled to vote), whether in person or by proxy, at the court meeting and who represent 75% in value of the Lonmin shares voted by those Lonmin shareholders;
·  the resolutions required to implement the Scheme being duly passed by Lonmin Shareholders representing the requisite majority or majorities of votes cast at the Lonmin General Meeting;
·  the approval of the Scheme by the Court;
·  approval by Sibanye-Stillwater shareholders to allot and issue Sibanye-Stillwater shares in connection with the Offer;
·  certain competition and regulatory approvals (including in South Africa and the United Kingdom
   (or the European Union, in case a referral is made to the European Commission pursuant to Article
   22 of the Council Regulation (EC) 139/2004) being obtained;
·  there is no cancellation of any prospecting right or mining right held by a member of the Wider
   Lonmin Group pursuant to Section 47 of the MPRDA where such cancellation is material in the context of the Wider Lonmin Group taken as a whole, and if such a cancellation has occurred it has not been: (i) withdrawn, lifted or revoked in writing by the Minister; or (ii) set aside, nullified or otherwise suspended by the order of a court of competent jurisdiction, within 15 Business Days of such cancellation (or, if earlier, by the date scheduled for the Court hearing to approve the
   Scheme); and
·  the New Sibanye-Stillwater Shares being admitted to trading on the Johannesburg Stock
   Exchange.
Subject to satisfaction or waiver, where applicable, of the Conditions, in accordance with the requirements of the Panel, the Scheme is expected to become effective in the second half of 2018. The conditions need to be satisfied on or before 28 February 2019 or such later date as Sibanye-Stillwater and
Lonmin agree.

The Lonmin Directors consider the terms of the Offer to be fair and reasonable. The Lonmin Directors consider the terms of the Offer to be in the best interests of Lonmin Shareholders as a whole and intend unanimously to recommend that Lonmin Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the Lonmin General Meeting which is to be convened to approve the Offer.
7.
Financial Information on Lonmin
The net asset value of Lonmin as of 31 March 2017 was US$1,289 million and the net loss for the six months ended 31 March 2017 was US$214 million.

8.
Categorisation of Transaction, Sibanye-Stillwater shareholder approval and further information
In terms of the JSE Listings Requirements, the Transaction is classified as a Category 2 transaction.
The Offer is conditional upon existing Sibanye-Stillwater Shareholders approving the allotment and issue of the new Sibanye-Stillwater shares by way of an ordinary resolution. The Sibanye-Stillwater shareholder meeting is expected to be held as soon as practicable following the receipt of all the relevant clearances from the competition and regulatory authorities.
The Sibanye-Stillwater circular, containing (amongst other things) the notice of the Sibanye-Stillwater
Shareholder Meeting (including the resolution to be adopted by the existing Sibanye-Stillwater
Shareholders), together with the Forms of Proxy, will be posted to existing Sibanye-Stillwater Shareholders in due course.
Post-closing of the Acquisition, Lonmin will become a subsidiary of Sibanye-Stillwater, Lonmin’s organisational documents will be amended to ensure compliance with the JSE Listings Requirements.
The full Rule 2.7 announcement setting out full details of the Offer to Lonmin shareholders is available at:
https://www.sibanyestillwater.com/investors/transactions/lonmin
There will be a live presentation with a webcast and conference call at 11h00(Central Africa Time):
https://www.sibanyestillwater.com/investors/transactions/lonmin/live-presentation

14 December 2017
Johannesburg

Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email:
ir@sibanyestillwater.com
Financial Adviser and transaction sponsor: UBS
Financial Adviser: HSBC Bank plc (“HSBC”)
Corporate Adviser: Qinisele Resources Proprietary Limited (“Qinisele Resources”)
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited (“J.P. Morgan”)
South African Legal and Tax Adviser: ENSAfrica
UK and US Legal and Tax Adviser: Linklaters LLP
Technical Adviser: Mineral Corporation Consultancy Proprietary Limited
Reporting accountants on synergies: BDO LLP

Important notices
UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct
Authority in the UK and UBS South Africa (Pty) Ltd is registered with the Financial Services Board in South
Africa (collectively “UBS”). UBS is acting exclusively as financial adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of UBS nor for providing advice in relation to such matters.
HSBC, which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial
Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to
Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of HSBC nor for providing advice in connection with the Offer or any matter referred to herein.

Qinisele Resources is acting exclusively as corporate adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of Qinisele Resources nor for providing advice in connection with the Offer or any matter referred to herein.
Further information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
This announcement does not constitute a prospectus or prospectus equivalent document.
Overseas shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.
The financial information included in this announcement has been prepared in accordance with accounting standards applicable in the UK and South Africa and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise determined by Sibanye-Stillwater or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from a
Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and the Offer will not be capable of acceptance from or within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to Lonmin Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.
The New Sibanye-Stillwater Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.
Notes to US holders of Lonmin Shares
The New Sibanye-Stillwater Shares, which will be issued in connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. Accordingly, the New Sibanye-Stillwater Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into or from the United
States absent registration under the US Securities Act or an exemption therefrom. The New Sibanye-
Stillwater Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Lonmin Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Sibanye-
Stillwater or Lonmin prior to, or of Sibanye-Stillwater after, the Effective Date will be subject to certain US transfer restrictions relating to the New Sibanye-Stillwater Shares received pursuant to the Scheme. For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Lonmin will advise the Court that its sanctioning of the Scheme will be relied upon by Sibanye-Stillwater as an approval of the Scheme following a hearing on its fairness to Lonmin
Shareholders.

The receipt of New Sibanye-Stillwater Shares pursuant to the Offer by a US Lonmin Shareholder may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other, tax laws. Each Lonmin Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Offer.
It may be difficult for US Lonmin Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Sibanye-Stillwater and Lonmin are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States.
US Lonmin Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgement.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.
The Offer will be subject to the applicable requirements of the Takeover Code, the Panel, the London
Stock Exchange, the Financial Conduct Authority, the UKLA and the Johannesburg Stock Exchange.

Forward-looking statements
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s and Lonmin’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgement of the senior management and directors of Sibanye-Stillwater and Lonmin. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “anticipate”,
“believe”, “intend”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s and Lonmin’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic, business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater’s and Lonmin’s estimation of their current mineral reserves and resources; the ability to achieve potential synergies from the Offer; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater’s and Lonmin’s business strategy, exploration and development activities;
the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit;
changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; their ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
The Lonmin lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of Lonmin Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Jurgens Visser. Jurgens Visser gave his consent for the disclosure of the 2016

Mineral Resources and Mineral Reserves Statement as included in this announcement. Jurgens Visser (MSc
(Eng), BSc (MRM) and MSCC) is registered as a Professional Mine Surveyor with the South African Council for Professional and Technical Surveyors (PLATO), Registration No. PMS 119 and a fulltime employee of
Lonmin. Jurgens Visser has over 35 years' experience in the precious metals mining industry with more than five years' relevant experience in precious metal Mineral Resource and Mineral Reserve estimation.
No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for
Sibanye-Stillwater or Lonmin, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate.
Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1%. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening
Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Takeover Code applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the
10th business day following the announcement in which any securities exchange offeror is first identified.
Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing
Disclosure.
Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1%. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i)
the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Takeover Code. A Dealing Disclosure by a person to whom
Rule 8.3(b) of the Takeover Code applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover
Code.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing
Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Takeover Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position
Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you
should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Electronic communications
Please be aware that addresses, electronic addresses and certain information provided by Lonmin
Shareholders, persons with information rights and other relevant persons for the receipt of communications from Lonmin may be provided to Sibanye-Stillwater during the Offer Period as requested under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c) of the Takeover Code.
Publication on website and availability of hard copies
You may request a hard copy of this Announcement by: (i) contacting James Wellsted, SVP Investor
Relations of Sibanye-Stillwater, on +27 10 493 6923 or via email at james.wellsted@sibanyestillwater.com, or
Cain Farrel, Company Secretary of Sibanye-Stillwater, on +27 10 493 6921 or via email at
cain.farrel@sibanyestillwater.com, during business hours; or (ii) contacting St James Corporate Services
Limited during business hours on +44 20 7796 8644 or by submitting a request in writing to St James’s
Corporate Services Limited at Suite 31, Second Floor, 107 Cheapside, London, EC2V 6DN, United
Kingdom. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.
Rounding

Certain figures included in this announcement have been subjected to rounding adjustments.
Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 14, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer